

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4546

May 20, 2014

<u>Via facsimile</u>
Ms. Maggie Wei WU
Alibaba Group Holding Limited
26/F Tower One, Times Square
1 Matheson Street
Causeway Bay
Hong Kong, S.A.R

**Re:    Alibaba Group Holding Limited (the "Company")**
**File No. 333-195736**

Dear Ms. WU,

In your letter dated May 6, 2014, you request on behalf of the Company that the staff waive the requirement of Item 8.A.4 of Form 20-F to include audited financial statements of the Company as of a date not older than 12 months at the time the registration statement is filed, with respect to the Company's registration statement on Form F-1 for the registration of its ordinary shares to be represented by American depositary shares.

Your letter acknowledges that the Company must still comply with the requirement of Item 8.A.4 of Form 20-F to include audited financial statements not older than 15 months at the time the registration statement is declared effective.

Based on the information in your letter, the staff will waive the requirement to include audited financial statements of the Company as of a date not older than 12 months at the time the registration statement is filed.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3747.

Sincerely,

Tricia Armelin
Associate Chief Accountant